Exhibit 99.5

ESSA Pharma Provides Corporate Update and Reports Financial Results for

Fiscal Second Quarter Ended March 31, 2018

Houston, Texas and Vancouver, Canada, May 14, 2018 - ESSA Pharma Inc. (“ESSA” or the “Company”) (TSX-V: EPI, NASDAQ: EPIX), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer, today provided a corporate update and reported financial results for the fiscal second quarter ended March 31, 2018. All references to “$” in this release refer to United States dollars, unless otherwise indicated.

“Following the successful close of our $26 million financing in early 2018, we have made significant advances toward our clinical objective of developing more potent next-generation aniten compounds,” said President and CEO, David R. Parkinson. “We expect to nominate a next-generation clinical candidate in 2018, and to file an Investigational Drug Application in the first half of calendar 2019.”

Corporate Update

•	Further enhanced in vitro potency and reduced metabolism in order to select a potential clinical candidate.

o	Generated compounds with significant improvements in both potency and stability as compared to first-generation aniten N-terminal domain inhibitor compound, EPI-506.

•	Completed $26 million financing to fund preclinical and clinical development within next-generation aniten program.

•	Regained compliance with the Nasdaq Captial Market’s (the “Nasdaq’s”) minimum bid price requirement and the Company is now in compliance with all applicable listing standards and ESSA’s common stock will continue to be listed on the Nasdaq.

•	Appointed a representative of investor Omega Funds, a life sciences-focused venture capital firm, to the Company’s board of directors.

•	Hired senior professionals in the areas of preclinical drug development, chemistry, manufacturing, and control.

Summary Financial Results

Effective April 25, 2018, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for every 20 pre-consolidation shares. The consolidation applied to all ESSA common shares, prepaid warrants, and other securities convertible into or exercisable for common shares. Unless otherwise stated, all ESSA common share and per share amounts have been restated retrospectively to reflect this share consolidation.

•	Net Income (Loss). ESSA recorded a net loss of $4.4 million ($0.83 loss per common share based on 5,287,608 weighted average common shares outstanding) for the quarter ended March 31, 2018, compared to a net loss of $7.6 million ($0.15 loss per common share based on 1,454,844 weighted average common shares outstanding) for the quarter ended March 31, 2017.

•	Research and Development (“R&D”) expenditures. R&D expenditures for the quarter ended March 31, 2018, were $2.0 million (net of grants and gross), compared to $2.5 million net of grants ($3.7 million gross) for the quarter ended March 31, 2017. For the quarter ended March 31, 2018, decreases in R&D expenditures were primarily related to decreases in manufacturing and clinical trial costs as the Company had concluded its Phase I clinical study of EPI-506 in September 2017, compared to the quarter ended March 31, 2017, during which ESSA was conducting the EPI-506 clinical trial and incurring associated development costs. The EPI-506 clinical trial commenced in November 2015.

•	General and administration (“G&A”) expenditures. G&A expenditures for the quarter ended March 31, 2018, were $2.2 million, compared to $1.4 million for the quarter ended March 31, 2017. This increase primarily reflected increased corporate activity, as well as compensation expenses and increased share-based payments reflecting stock option grants in the quarter.

Liquidity and Outstanding Share Capital

Cash on hand at March 31, 2018, was $21.7 million, with working capital of $17.9 million, reflecting the aggregate gross proceeds of the financing, totaling $26 million, completed in January 2018.

As of March 31, 2018, the Company had 5,776,098 common shares issued and outstanding, and 2,189,000 common shares issuable on the exercise of prepaid warrants at $0.002. If all prepaid warrants are exercised, there would be approximately 7,965,098 ESSA common shares outstanding.

In addition, there were 474,938 common shares issuable upon the exercise of warrants and broker warrants at a weighted-average exercise price of $34.35 per ESSA common share and 858,461 ESSA common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $5.47 per common share.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information:

David Wood

Chief Financial Officer, ESSA Pharma Inc.

Telephone: 778-331-0962

Email: dwood@essapharma.com

About ESSA Pharma Inc.

ESSA is a pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration-resistant prostate cancer (“CRPC”) in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies, by disrupting the androgen receptor (“AR”) signaling pathway that drives prostate cancer growth and by preventing AR transcriptional activity by binding selectively to the N-terminal domain (“NTD”) of the AR. A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC (“mCRPC”), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", “potential”, “promising”, “refocus”, statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding the acceleration of ESSA’s next-generation NTD-inhibitor aniten compounds and timing of nomination of the next-generation compound and the anticipated timing of the IND filing for the aniten program.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA’s financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein, in the Company’s second amended and restated prospectus supplement dated January 5, 2018 and in ESSA’s Annual Report on Form 20-F dated December 11, 2017 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile on the SEDAR website at www.sedar.com, ESSA’s profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

ESSA PHARMA INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

Amounts in thousands of United States dollars

	March 31, 2018	September 30, 2017

Cash	$21,692	$3,957
Prepaid and other assets	642	1,650

Total assets	$22,334	$5,607

Current liabilities	4,162	3,777
Long-term debt	4,725	5,933
Derivative liability	73	171
Shareholders' deficiency	13,374	(4,274)

Total liabilities and shareholders’ deficiency	$22,334	$5,607

ESSA PHARMA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

Amounts in thousands of United States dollars, except share and per share data

	Three months ended March 31, 2018	Three months ended March 31, 2017

OPERATING EXPENSES
Research and development	$1,989	$2,549
Financing costs	237	218
General and administration	2,179	1,364

Total operating expenses	(4,405)	(4,131)

Gain (loss) on derivative liability	9	(3,481)
Other items	13	1

Net income (loss) for the period	$(4,383)	$(7,611)

Basic and diluted earnings (loss) per common share	$(0.83)	$(0.15)

Weighted average number of common shares outstanding	5,287,608	1,454,844